Zentek Files Provisional Patent Application for Absorption-Based
EMI Shielding Coating Made from Albany Graphite

ZEN-EMI-01 is developed from Albany graphite and preliminary laboratory testing showed that it dissipates electromagnetic energy within the coating rather than reflecting it toward adjacent systems

Guelph, ON - August 17, 2026 - Zentek Ltd. ("Zentek" or the "Company") (TSXV: ZEN) (NASDAQ: ZTEK) has filed a provisional patent application with the United States Patent and Trademark Office covering ZEN-EMI-01, a water-based electromagnetic interference ("EMI") shielding coating produced from purified graphite from the Company's Albany deposit. The filing establishes a priority date and is the first step in protecting the Company's EMI shielding coating platform.

The Interference Problem

Electronic systems both emit electromagnetic ("EM") energy and can be disrupted by it. Most people have encountered a version of this. A phone set down beside a speaker produces a buzz, or a radio loses its signal near power lines. In each case, energy from one device is interfering with another. Where electronics are densely packed, the same effect degrades sensor readings, corrupts data, and can take systems offline. EMI shielding is what prevents it.

Conventional shielding solves this by reflection, using metal or metal-filled materials to bounce energy away. Reflection works, but the energy has to go somewhere, and in dense installations it can end up disrupting other nearby electronics.

How the Coating Works

ZEN-EMI-01 absorbs incoming electromagnetic energy inside the coating as a small amount of heat rather than reflecting that energy back into the surrounding environment.1 It does this with a combination of three ingredients: purified graphite from the Albany deposit for electrical conductivity, magnetic ferrite particles to add a magnetic absorbing effect, and a conductive polymer to bind these materials' characteristics together. The finished coating is water-based, meaning that the product should be applicable to a range of surfaces using the same equipment as conventional industrial coatings.

Laboratory Results

In internal laboratory testing, a layer of ZEN-EMI-01 approximately the thickness of two sheets of paper significantly reduced a band of microwave EM frequencies commonly used in radar and satellite communication.2 Absorption accounted for the majority of the shielding, making the coating potentially suitable for densely designed or especially sensitive electronic systems.3 Further development will aim to preserve this absorption-based shielding mechanism while maintaining a thin and flexible product.

These are preliminary internal results measured at the Company's Guelph facility and have not been independently verified. Third-party, thickness-normalized shielding effectiveness measurement under a recognized standard method, together with benchmarking against commercial products under common test conditions, forms part of the development program described below.

Why This Matters

Shielding requirements are most acute where electronics are dense, weight is constrained, and interference is difficult to manage. Those conditions appear across telecommunications infrastructure, automotive radar, industrial systems, aerospace, and defence electronics.

The frequencies in which ZEN-EMI-01 was tested are widely used in radar and satellite communications. NATO has described the electromagnetic environment as increasingly congested, contested, and constrained, and treats it as an operational environment in its own right. ZEN-EMI-01 has not been tested or qualified for any of these applications, and the Company has no agreements with customers in any of them.

A Shielding Technology Built on Albany Graphite

The conductive framework of ZEN-EMI-01 is produced from Albany graphite. Albany's geological setting is uncommon among graphite deposits and contributes to the graphite's fine crystal structure, which is well suited to the thermomechanical exfoliation process developed for this technology.

Advanced shielding materials are generally built on purchased or synthesized inputs. ZEN-EMI-01 is built on a natural graphite resource the Company owns. That integration extends from deposit to purified graphite, to processed advanced material, to a patent-pending product application. As governments in Canada, the United States, and allied nations prioritize secure supply chains for critical minerals, the Company believes that advanced materials produced from a Canadian graphite deposit may be of interest to defence and government customers.

Development Pathway and Next Steps

The provisional filing begins a twelve-month period during which the Company may file international (PCT) and national applications claiming priority to it. Over that period, the ZEN-EMI-01 development program comprises:

• verified shielding effectiveness measured by a third party under a standard method, including characterization and absorption fraction data across the frequency ranges relevant to target applications, together with benchmarking against commercial EMI shielding and absorber products;

• formulation optimization across ferrite loading, conductive polymer content, layer architecture, and coating thickness;

• application, durability, and substrate testing using conventional spray equipment, including adhesion, thermal cycling, and environmental exposure performance, with prospective partners in defence electronics, aerospace, and communications; and

• scale-up of the exfoliation and formulation processes using conventional coating manufacturing methods.

ZEN-EMI-01 is at laboratory stage. There is no assurance that the development program will result in a commercial product or that patent protection will be granted. The Company intends to disclose development milestones as they are reached.

Commentary

"Shielding a modern electronic platform is a weight and geometry problem, and the conventional answer is still metal," said Moe Jiwan, Chief Executive Officer of Zentek. "ZEN-EMI-01 is a paint. It can be applied to shapes and surfaces that are difficult to shield with metal, and it absorbs electromagnetic energy rather than reflecting it toward neighbouring systems. It is made from purified graphite from our Albany deposit in Canada, which is another potential strategic application for our deposit. This filing secures the priority date. The work from here is optimization, independent benchmarking, and putting the coating in front of qualified end users. We will report each of those steps as they are completed."

"ZEN-EMI-01 works because of how it is engineered, not because of any single input," said Dr. Seyyedarash Haddadi, Senior Materials Scientist, Zentek. "Exfoliated Albany graphite provides the conductive network, the conductive polymer creates the interface, and the ferrite phase contributes magnetic loss. Arranging those functions in layers enables the coating to absorb electromagnetic energy rather than simply reflect it. Because the system is water based, it can be applied with conventional spray, brush, or roll equipment rather than a specialized process. A shielding material only matters if it can be manufactured and applied at scale, and ZEN-EMI-01 was engineered with that requirement in mind."

About Zentek

Zentek Ltd. is a Canadian intellectual property development and commercialization company advancing a portfolio of graphene-enabled and advanced material technologies across clean air, next-generation materials, and critical minerals. Core platforms are Albany Graphite, ZenGUARD™, and Triera. Albany is the Company's principal critical minerals asset.

About Albany Graphite

The Albany Graphite Project is an igneous-hosted graphite deposit located in Northern Ontario, near Hearst, Ontario, held through the Company's wholly-owned subsidiary Albany Graphite Corp. Independent bench-scale testing conducted as previously disclosed by the Company on September 22, 2025, confirmed ultra-high purity of 99.9992% with an equivalent boron content of 2.60 ppm, meeting published benchmarks for potential nuclear-grade applications. The Project is being advanced as a potential domestic North American source of critical-grade graphite for nuclear, defence and allied-nation supply chains. Graphite is designated a critical mineral by both the Government of Canada and the United States Department of Energy.

For more information:

Mohammed (Moe) Jiwan

Chief Executive Officer, Zentek Ltd.

T: 437-826-3779

E: mjiwan2@zentek.com

www.zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical Notes

1 The coating absorbs energy through a combination of electrical, dielectric, and magnetic attenuation mechanisms. These different physical processes all convert incoming energy into heat rather than letting it reflect away.

2 The frequency band tested was 8-12 GHz, known in radar engineering as the "X-band."

3 Testing revealed the reflected portion of the signal measured below 5 decibels (dB) across the entire tested range. This low figure indicates the coating reflects very little energy.